Ecopetrol announces the dates for the publication of its first quarter of 2025 earnings report and conference call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that after market close on Tuesday, May 6, 2025, it plans to release its financial and operating results for the first quarter of 2025.

On Wednesday, May 7, 2025, Ecopetrol’s senior management plans to host a single virtual conference call to review the results, with transmission in Spanish and English. Please find below the time and links to access the conference:

Conference Call
09:00 a.m. Col Time
10:00 a.m. NY Time

To access the webcast, participants can use the following link, which will allow them to choose between the Spanish or English broadcast:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-1t-2025/

Participants may ask questions using the webcast platform once the call starts.

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please verify the functioning of the webcast platform in your browser in advance of the call. We recommend the use of the latest versions of Internet Explorer, Google Chrome, and Mozilla Firefox.

Bogota D.C., April 22, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co